

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 25, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.750%
Global Notes due 2031 (the "2031 Notes") of Suzano Austria GmbH, guaranteed by Suzano
S.A., under the Exchange Act of 1934.

Sincerely,